Exhibit 99.1

EXPLANATORY NOTE

Immunome, Inc. (the “Company”) is filing this Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2026 solely to recast certain segment financial information and related disclosures included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, originally filed with the Securities and Exchange Commission (“the SEC”) on March 3, 2026 (the “2025 Form 10-K”). The recast information reflects changes in the research and development expenses by program that are regularly reviewed by our Chief Operating Decision Maker (CODM) when evaluating the Company’s financial performance. These changes were implemented during the first and third quarters of 2026, as described below and in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2026 and June 30, 2026, filed with the SEC on May 12, 2026 and August 11, 2026, respectively, and this Quarterly Report on Form 10-Q for the period ended September 30, 2026. The information in this Exhibit 99.1 is not an amendment or restatement of the 2025 Form 10-K.

Change in Segment Reporting Presentation

As previously disclosed in the Quarterly Reports on Form 10-Q referenced above, during the three months ended March 31, 2026 and the three and six months ended June 30, 2026, the Company revised the presentation of its significant segment expense categories reviewed by the CODM to separately disclose costs incurred during the reporting periods associated with the IM-1617 program following the Company’s Investigational New Drug application submission to the United States Food and Drug Administration. Additionally, during the three and nine months ended September 30, 2026, the Company revised presentation of its significant segment expense categories reviewed by the CODM to separately disclose costs incurred during the reporting periods associated with the IM-1340 program following the Company’s Investigational New Drug application submission to the United States Food and Drug Administration. Prior period amounts had been reclassified to conform to the current period presentation. This change affects only the presentation of significant segment expense categories and had no impact on the Company’s consolidated financial statements for any period presented.

There were also updates to certain disclosures presented under “Components of our results of operations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations to align with the Company’s newly established methodology for significant segment expense categories. These category methodologies are subject to periodic refinement due to the discovery, development and regulatory approval of the Company’s programs and product candidates.

Disclaimer

The information included in this Exhibit 99.1 is presented for informational purposes only in connection with the segment reporting changes described above and does not amend or restate the Company’s audited consolidated financial statements, which were included in the 2025 Form 10-K. The information included in this Exhibit 99.1 does not reflect events occurring after the filing of the 2025 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the significant segment expense category changes described above. This Exhibit 99.1 should be read in conjunction with the 2025 Form 10-K. For developments subsequent to the filing of the 2025 Form 10-K, refer to the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2026 and June 30, 2026, this Quarterly Report on Form 10-Q for the period ended September 30, 2026, and the Company's Current Reports on Form 8-K.

Cautionary Note Regarding Forward-Looking Statements

Statements made in this Exhibit 99.1 may include “forward-looking statements” within the meaning of the federal securities laws, which statements are subject to considerable risks and uncertainties. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this Annual Report, other than statements of historical fact, are forward-looking statements. You can identify forward-looking statements by the use of words such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “ongoing,” “plan,” “predict,” “project,” “positioned,” “potential,” “seek,” “should,” “suggest,” “target,” “will,” “would” and similar statements of a future or forward-looking nature and identify forward-looking statements. In particular, forward-looking statements contained in this Exhibit 99.1 relate to, among other things, the process of discovering, developing and commercializing medicines that are safe and effective for use as human therapeutics, and in the endeavor of building a business around these medicines. We caution you that the foregoing may not encompass all the forward-looking statements made in this Exhibit 99.1. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Exhibit 99.1, and while we believe such information forms a reasonable basis for these statements, this information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information

Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements, including the factors described under “Risk Factors” in the 2025 Form 10-K and in our subsequent filings with the SEC. We undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” (Part I, Item 1A) section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk Factors” (Part I, Item 1A) section of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biotechnology company committed to the development of first-in-class and best-in-class targeted oncology therapies. Our goal is to establish a broad portfolio of differentiated clinical assets to improve the lives of cancer patients. Key to that strategy is our deep expertise in the discovery, design, development, manufacturing, and ultimately commercialization of antibody-drug conjugates and other oncology therapeutics.

We are advancing a pipeline that includes three clinical assets and three preclinical assets. Varegacestat, formerly AL102, is an investigational, oral, once-daily gamma secretase inhibitor, or GSI. In December 2025, we announced positive topline results from the global pivotal Phase 3 RINGSIDE trial of varegacestat in patients with progressing desmoid tumors. We anticipate submitting a new drug application, or NDA, in the second quarter of 2026. IM-1021, a receptor tyrosine kinase-like orphan receptor 1, or ROR1, antibody-drug conjugate, is currently under evaluation in a Phase 1 trial. In November 2025, we reported observed objective responses at multiple dose levels in B-cell lymphoma patients treated with IM-1021, and we plan to share initial data in 2026. IM-3050, a fibroblast activation protein, or FAP, targeted radioligand therapy, or RLT, received IND clearance in April 2025, and we plan to initiate a Phase 1 trial in early 2026 after delivery of third-party diagnostic radiotracer supply. Our preclinical assets include three solid tumor ADCs with anticipated 2026 IND submissions: IM-1617, IM-1340, and IM-1335.

Our pipeline also includes numerous early-stage ADCs produced by our internal discovery efforts, providing opportunities for additional IND submissions in 2027 and beyond. Our approach to discovery centers on designing ADCs against novel or underexplored targets. We believe that pursuing differentiated targets provides a path to significant clinical benefit and meaningful market opportunities. HC74, our differentiated, novel topoisomerase 1, or TOP1, inhibitor payload, supports this strategy. We have efforts underway to develop additional linkers and payloads and believe that a broad toolbox of linkers and payloads supports our mission to design and develop a diverse pipeline of ADCs with differentiated safety, efficacy, and tolerability profiles that address unmet medical need.

Our current programs

Varegacestat (formerly AL102)

Our lead clinical asset is varegacestat, an investigational, oral, once-daily GSI therapy under evaluation for the treatment of desmoid tumors. In December 2025, we reported positive Phase 3 RINGSIDE (Part B) topline results showing that the study met all primary and key secondary endpoints. Varegacestat achieved the primary endpoint of progression free survival, delivering an 84% reduction in the risk of disease progression or death versus placebo (HR=0.16, p<0.0001). The confirmed objective response rate (ORR) based on RECIST v1.1 was 56% with varegacestat vs. 9% with placebo (p<0.0001), as assessed by blinded independent central review. In an exploratory analysis, varegacestat demonstrated a median best change in tumor volume of -83% vs. +11% with placebo, as assessed by blinded independent central review. In addition, the trial met all key secondary endpoints, with varegacestat achieving statistically significant improvements vs. placebo in landmark tumor volume reduction and worst pain intensity. The Phase 3 RINGSIDE topline and Phase 2 RINGSIDE data also show that varegacestat has a safety profile consistent with other GSI therapies. We acquired varegacestat from Ayala Pharmaceuticals, Inc., or Ayala, in March 2024.

IM-1021 (Solid Tumor and B-Cell Lymphoma ADC)

IM-1021 is a ROR1 ADC that incorporates HC74, our proprietary TOP1i payload. ROR1 is expressed in both hematologic malignancies and solid tumors with limited normal tissue expression. Previous ADCs targeting ROR1 have demonstrated clinical activity. We believe that IM-1021 may provide improved therapeutic index as compared to other ROR1-targeted ADCs in development. The Phase 1 clinical trial is ongoing, with objective responses observed in participants with B-cell lymphomas at multiple dose levels. We expect to present initial data for IM-1021 in 2026.

IM-3050 (FAP Radioligand Therapy)

IM-3050 is a FAP-targeted lutetium-177, Lu-177 or 177Lu, RLT product candidate for the treatment of solid tumors. FAP is a cell surface protease that serves as a tumor-specific marker due to its broad expression on cancer associated fibroblasts, the most common tumor stromal cell. FAP is expressed in 75% of solid tumors. IM-3050 is designed to deliver radioactive 177Lu directly to FAP- expressing cells, where the “bystander” effect of the radiation may damage or kill nearby tumor cells. We believe this RLT approach could overcome the limitations, such as poor internalization and low expression on tumor cells, that make FAP an unsuitable target for ADCs. In vivo data show single dose antitumor activity and tolerability. We received IND clearance for this program in April 2025 and plan to initiate a Phase 1 trial in early 2026 after delivery of third-party diagnostic radiotracer supply.

IM-1617 (Solid Tumor ADC)

IM-1617 is a potential first-in-class ADC that targets an undisclosed receptor that is preferentially expressed in a broad array of solid tumors, including colorectal cancer, or CRC, non-small cell lung cancer, or NSCLC, and breast and ovarian cancers. The target is a receptor tyrosine kinase that promotes tumor cell survival and mediates immune cell exclusion, providing potential for a secondary mechanism of action. IND-enabling work for IM-1617 is ongoing and we expect to submit an IND for this program to the FDA in early 2026.

IM-1340 (Solid Tumor ADC)

IM-1340 is a potential first-in-class ADC for the treatment of multiple solid tumors. The target of IM-1340 is underexplored and non-obvious in cancer and, to our knowledge, there are no ADCs or other therapeutic modalities in development against it. It has a unique expression profile that spans neuroendocrine tumors, or NETs, and other carcinomas, including lung and prostate tumors, with limited expression in normal tissue. IND-enabling work for IM-1340 is ongoing and we expect to submit an IND for this program to the FDA in mid-2026.

IM-1335 (Solid Tumor ADC)

IM-1335 is being developed for the treatment of solid tumor indications. It shares a target with a competitor’s now-discontinued investigational ADC that showed clinical activity prior to discontinuation. Our goal in designing IM-1335 was to optimize the safety and efficacy through a deep understanding of target biology and ADC optimization. We identified limitations that we expect contributed to the failure of the prior ADC against this target, and we believe that IM-1335 overcomes these limitations. IND-enabling work for IM-1335 is ongoing and we expect to submit an IND for this program to the FDA in late 2026.

Other Programs and Platforms

In addition to the already described current programs, we expect to continue to invest in discovery efforts intended to expand our pipeline. Additional ADC programs are the primary focus of these efforts. We believe that our team’s ADC expertise positions us to develop the next generation of transformative ADCs. This expertise comprises executive leadership with a proven record of success, an ADC-focused discovery team with deep experience in ADC design, and a seasoned development team whose members spearheaded the development of multiple FDA-approved ADCs. We pair our portfolio of antibodies to potential first-in-class ADC targets with rigorous target selection based on a deep understanding of target biology. That target-driven approach is complemented by HC74, our differentiated, proprietary TOP1i payload and our optimized, proprietary linkers.

Components of our results of operations

Collaboration revenue

We have not generated any revenue from product sales and do not expect to do so for the foreseeable future. To date, we have generated our revenue through a Collaboration and Option Agreement, or the Collaboration Agreement, with AbbVie Global Enterprises Ltd., or AbbVie, which terminated in accordance with its terms in July 2025. Revenue recognized under the Collaboration Agreement consisted of payments received from AbbVie and was recognized over the performance period. No further collaboration revenue will be recognized under the Collaboration Agreement.

In-process research and development expenses

Intangible assets acquired in an asset acquisition or license agreement for use in research and development activities which have no alternative future use are expensed as in-process research and development, or IPR&D, expense on the acquisition date. Any potential future milestone payment amounts will be expensed as IPR&D when the related contingency is resolved and the milestone consideration becomes payable.

Research and development expenses

Research and development expenses consist of costs incurred in performing research and development activities, which include:

•
personnel-related expenses, including salaries, bonuses, benefits and share-based compensation for employees engaged in research and development functions;
•
expenses incurred in connection with the advancement of our programs and product candidates, including under agreements with consultants, contractors, contract research organizations, or CROs, and other third-party vendors and suppliers;
•
expenses to conduct clinical trials including regulatory and quality assurance;
•
the cost of process development, validation, and the manufacturing of drug supplies for use in our preclinical studies and clinical trials;
•
laboratory supplies and research materials and other infrastructure-related expenses; and
•
facilities, depreciation and amortization and other expenses which include direct and allocated expenses.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the benefits are consumed.

Research and development activities are central to our business model and may vary substantially from year to year and quarter to quarter depending on the stage of product development. For example, product candidates in later stages of clinical development generally have higher costs than those in earlier stages of development, primarily due to the size and cost of later-stage clinical trials compared to early development activities. We expect that our research and development expenses will increase substantially in connection with the continuation of our activities and new agreements.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including share-based compensation for personnel in our executive, business development, and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services, insurance costs, travel, direct and allocated facility related expenses and other operating costs.

We anticipate that our general and administrative expenses will increase in the future to support increased and progressed research and development activities, activities to prepare for the potential commercialization of varegacestat, and increased activities and costs to operate as a public company.

Interest income

Interest income consists of interest earned on our marketable securities and on our cash and cash equivalent balances held with financial institutions.

Results of operations

Comparison of the years ended December 31, 2025 and 2024:

The following table summarizes our results of operations for the periods presented (in thousands):

	Year Ended December 31,
	2025	2024	Change
Collaboration revenue	$6,941	$9,041	$(2,100)
Operating expenses:
In-process research and development	10,000	152,344	(142,344)
Research and development(1)	177,286	129,542	47,744
General and administrative(1)	43,768	32,955	10,813
Total operating expenses	231,054	314,841	(83,787)
Loss from operations	(224,113)	(305,800)	81,687
Interest income	11,719	12,837	(1,118)
Net loss	$(212,394)	$(292,963)	$80,569

(1)
Amounts include non-cash share-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2025	2024	Change
Research and development	$11,193	$5,146	$6,047
General and administrative	14,497	10,602	3,895
Total share-based compensation expense	$25,690	$15,748	$9,942

Collaboration revenue

Collaboration revenue decreased by $2.1 million, from $9.0 million for the year ended December 31, 2024 to $6.9 million for the year ended December 31, 2025. The decrease was primarily due to the Company recognizing all remaining revenue and costs associated with our performance obligations under the Collaboration Agreement by the end of the second quarter of 2025.

In-process research and development expenses

IPR&D expense for the year ended December 31, 2025 relates to the achievement of a development milestone associated with reporting positive topline results for the Phase 3 RINGSIDE trial of varegacestat. IPR&D expense for the year ended December 31, 2024 primarily related to the write-off of acquired IPR&D assets acquired from Ayala, Bristol-Myers Squibb Company, Zentalis and others that were determined to have no alternative future use.

Research and development expenses

Research and development expenses increased by $47.7 million, from $129.5 million for the year ended December 31, 2024 to $177.3 million for the year ended December 31, 2025.

We record direct research and development expenses which consist primarily of external costs related to manufacturing, outsourced research, product development, and clinical trial costs, including fees paid to investigators, consultants, central laboratories and CROs, to specific product candidates or research targets. Indirect research and development expenses have not been allocated directly to a program as they benefit multiple product programs, and primarily consist of personnel salary, benefit and stock-based compensation costs, depreciation, laboratory materials and services, and costs to maintain our facilities.

The table below shows our research and development expenses incurred with respect to each active program (in thousands). For the year ended December 31, 2025, we revised the presentation of our research and development expenses in the table below to align with how management evaluates our research programs and expenses. Prior period amounts have been reclassified to conform to the current year presentation.

	Year Ended December 31,
	2025	2024	Change
Direct research and development
Varegacestat (1)	$52,359	$27,954	$24,405
IM-1021 (2)	11,028	24,130	(13,102)
IM-1617 (3)	14,470	—	14,470
IM-1340 (4)	8,730	—	8,730
IM-3050 (5)	5,801	13,359	(7,558)
Other (6)	20,033	26,803	1,960
Indirect research and development (7)	64,865	37,296	27,569
Total	$177,286	$129,542	$47,744

(1)
The increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to clinical trial activities, as well as manufacturing and consulting activities associated with our Phase 3 trial and in preparation for our expected NDA submission in Q2 2026.
(2)
The decrease for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to the timing of outsourced research, manufacturing and IND-enabling activities as well as a shift to using internal rather than external resources for program activities, partially offset by an increase in clinical trial activities as we initiated our Phase 1 trial in February 2025.
(3)
The increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due to the commencement of IND-enabling activities and manufacturing as we prepared for an IND submission in early 2026 and initiation of a Phase 1 trial in mid-2026.
(4)
The increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due to the commencement of IND-enabling activities and manufacturing as we prepared for an IND submission in mid-2026 and initiation of a Phase 1 trial in late 2026.
(5)
The decrease for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to the timing of outsourced research, manufacturing and IND-enabling activities, partially offset by an increase in clinical trial start up activities as we prepare to initiate a Phase 1 trial in early 2026.
(6)
The increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to increased manufacturing activities for our early-stage product candidates, as we prepare for IND submissions, partially offset by reductions in target identification activities as well as professional and contract laboratory services due to the replacement of certain outsourced services with internal resources.
(7)
The increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to increases in personnel and personnel-related costs and facilities and laboratory costs in support of our product candidates and discovery programs.

General and administrative expenses

General and administrative expenses increased by $10.8 million, from $33.0 million for the year ended December 31, 2024 to $43.8 million for the year ended December 31, 2025. The increase was primarily a result of an $8.1 million increase in personnel-related costs, including a $3.9 million increase in share-based compensation, and due to increases in professional service and software expenses to support the overall growth of the organization.

Interest income

Interest income decreased by $1.1 million from $12.8 million for the year ended December 31, 2024 to $11.7 million for the year ended December 31, 2025. The decrease was primarily a result of lower interest rates during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Liquidity and capital resources

Sources of liquidity

To date, we have financed our operations primarily through sales of our equity securities. We have devoted substantially all our resources to research and development programs and to general and administrative costs to support our operations, raising capital, building our management team, building our intellectual property portfolio and entering and executing on collaborations and strategic transactions.

To date, we have not generated any revenue from commercial sale of products. Since inception, we have incurred significant operating losses and negative cash flows from operations. Our net losses were $212.4 million and $293.0 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had cash and cash equivalents of $653.5 million and an accumulated deficit of $728.2 million.

In January 2025, we issued and sold 22,258,064 shares of our common stock at $7.75 per share in a public offering for net proceeds of $161.7 million, after deducting underwriting discounts and commissions and offering expenses payable by us, or the January 2025 Offering.

In December 2025, we issued and sold 21,418,750 shares of our common stock at $21.50 per share in a public offering for net proceeds of $432.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us, or the December 2025 Offering.

In May 2024, we entered into an “at the market” sales agreement, or the 2024 ATM Agreement, with TD Securities (USA) LLC, or TD Cowen, as sales agent, pursuant to which we may offer and sell from time to time shares of our common stock having an aggregate offering price of up to $200.0 million, or the ATM Shares. We have agreed to pay TD Cowen a commission of up to 3.0% of the aggregate gross proceeds from any ATM Shares sold through the 2024 ATM Agreement. As of December 31, 2025, we had sold an aggregate of 6,655,587 shares of common stock under the 2024 ATM Agreement for gross proceeds of $65.9 million and net proceeds of approximately $64.5 million, with approximately $134.1 million remaining available for future offerings.

Cash flows

The following table summarizes our sources and uses of cash for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Cash used in operating activities	$(190,919)	$(110,794)
Cash provided by (used in) investing activities	60,803	(85,063)
Cash provided by financing activities	640,357	240,529
Net increase in cash and cash equivalents and restricted cash	$510,241	$44,672

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was $190.9 million, consisting primarily of our net loss of $212.4 million and a net change in operating assets and liabilities of $15.2 million, partially offset by noncash charges of $36.7 million. The noncash charges primarily consisted of $25.7 million of share-based compensation and $10.0 million of IPR&D recognized upon the achievement of a development milestone associated with reporting positive topline results for the Phase 3 RINGSIDE trial of varegacestat, accrued for as of December 31, 2025. The change in operating assets and liabilities primarily consisted of a decrease in accounts payable of $9.2 million, a decrease in deferred revenue of $6.9 million, and an increase in prepaid expenses and other assets of $3.5 million, partially offset by an increase in accrued expenses and other current liabilities of $4.5 million.

Net cash used in operating activities for the year ended December 31, 2024 was $110.8 million, consisting primarily of our net loss of $293.0 million, partially offset by noncash charges of $167.3 million and a net change in operating assets and liabilities of $14.9 million. The noncash charges primarily consisted of $152.3 million of IPR&D assets acquired without alternative future use and $15.7 million of share-based compensation. The change in operating assets and liabilities primarily consisted of an increase in accrued expenses and other current liabilities of $13.6 million, an increase in accounts payable of $9.5 million and a decrease in prepaid expenses and other assets of $0.9 million, partially offset by a decrease in deferred revenue of $9.0 million.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2025 was $60.8 million, consisting primarily of $200.0 million from maturities of marketable securities, partially offset by $123.3 million of purchases of marketable securities, $9.7 million of purchases of property and equipment and $6.2 million of purchases of IPR&D assets.

Net cash used in investing activities for the year ended December 31, 2024 was $85.1 million, consisting primarily of $186.6 million of purchases of marketable securities, $46.3 million of purchases of IPR&D assets and $7.2 million of purchases of property and equipment, partially offset by $155.0 million from maturities of marketable securities.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was $640.4 million, consisting of gross proceeds of $633.0 million from the January 2025 Offering and December 2025 Offering, $45.9 million from the issuance of common stock under the 2024 ATM Agreement and $0.9 million from the exercise of options, partially offset by offering costs of $39.5 million from our January 2025 Offering and December 2025 Offering and 2024 ATM Agreement.

Net cash provided by financing activities for the year ended December 31, 2024 was $240.5 million, consisting of gross proceeds of $230.0 million from the issuance of shares of our common stock in a public offering, or 2024 Offering, gross proceeds of $20.0 million from the issuance of common stock under the 2024 ATM Agreement and $5.8 million from the exercise of options and common stock warrants, partially offset by offering costs of $15.2 million from our 2024 Offering and 2024 ATM Agreement.

Funding requirements

We expect our expenses to increase substantially in connection with our ongoing and future activities, particularly as we advance and expand our clinical development of varegacestat, seek regulatory approval for varegacestat, prepare for the commercialization of varegacestat, if approved, advance the clinical development of IM-1021 and IM-3050, continue the development of our other current product candidates and any future product candidates, and continue to pursue our business development strategy. We expect that our primary uses of capital will be for the potential commercial launch of varegacestat for the treatment of desmoid tumors, if approved, continued commercial development and manufacturing scale-up for varegecestat, continued clinical and preclinical development of other pipeline assets, as well as for working capital and other general corporate purposes including potential strategic transactions, legal and other regulatory compliance expenses, compensation and related expenses, risk management and general overhead costs.

We expect that our existing cash and cash equivalents as of December 31, 2025 will be sufficient to fund our current and planned operating expenses and capital expenditures for at least 12 months from the filing date of this Annual Report. We will need additional financing to support our continuing operations and pursue our research and development strategy and commercialization of varegacestat, if approved. We have based these estimates on assumptions that may prove to be imprecise, and we may exhaust our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our programs, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our programs and product candidates.

Our future funding requirements will depend on many factors including:

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the scope, progress, results and costs of discovery, preclinical development, manufacturing and clinical trials for programs and product candidates that we currently own and those that we may discover or acquire rights to in the future;
•
the costs, timing and outcome of regulatory review of the programs and product candidates we may develop;
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the costs of future activities, including product sales, medical affairs, marketing, manufacturing, distribution, coverage and reimbursement for any programs or product candidates for which we receive regulatory approval;
•
the extent to which we acquire or in-license products, intellectual property and other technologies and the terms on which we acquire or in-license those assets;
•
the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights, and defending intellectual property-related claims and the success of our intellectual property portfolio;
•
the success of our existing and any future license agreements, collaborations and other strategic transactions and the achievement of milestones or occurrence of other developments that trigger payments to or from us under any such agreements and transactions; and
•
the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, including pursuant to the 2024 ATM Agreement, debt financings, collaborations, strategic alliances and licensing arrangements. As a result of wars, conflicts, trade wars, bank failures, inflationary pressures on the economy and monetary policy responses taken by government agencies and other macroeconomic and geopolitical factors, the global credit and financial markets have experienced extreme volatility, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth and uncertainty about economic stability. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur. If equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and/or more dilutive. To the extent that we raise additional capital through the sale of equity, including pursuant to the 2024 ATM Agreement, or convertible debt securities, the ownership interest of any purchaser will be or could be diluted and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, or grant rights to develop and market programs and product candidates that we would otherwise prefer to develop and market ourselves. If we cannot obtain the necessary funding to support these activities on favorable terms, or at all, we will need to delay, scale back or eliminate some or all of our research and development programs, including our clinical and preclinical development of our product candidates.

Contractual obligations and contingencies

We have no material non-cancelable purchase commitments with service providers, as we have generally contracted on a cancelable, purchase order basis. Except for the $10.0 million in developmental milestones accrued as of December 31, 2025, as further described in Note 7 to our audited consolidated financial statements, our expected material cash requirements do not include potential contingent payments that we may be required to pay upon the achievement of development, regulatory or commercial milestones pursuant to asset acquisitions and license agreements to which we are a party, nor do they include potential contingent payments upon the achievement of development, regulatory and commercial milestones or royalty payments that we may be required to make under license agreements we have entered into or may enter into with various entities pursuant to which we have in-licensed certain intellectual property. For further details on the potential contingent payments related to asset acquisitions and license agreements, see Note 7 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Critical accounting policies and estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements appearing elsewhere in this Annual Report, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas that involve management’s judgment and estimates and are reasonably likely to have a material impact on our financial condition or results of operations.

Asset acquisitions

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions, with a cost accumulation model used to determine the cost of the acquisition. Common stock issued as consideration in an acquisition of assets is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an acquisition of assets. Intangible assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as IPR&D. Acquired IPR&D that has no alternative future use is expensed immediately in the consolidated statements of operations and comprehensive loss.

Share-based compensation

We recognize the grant-date fair value of share-based awards issued as compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of subjective assumptions such as the expected volatility, expected term, risk-free interest rate, and dividend yield.

Due to the lack of company-specific historical and implied volatility data, we have based our computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to us, including stage of product development and biopharmaceutical industry focus. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. We use the simplified method to calculate the expected term for options granted to employees and non-employees whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to our lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

The inputs and assumptions used to estimate the fair value of share-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, our share-based compensation expense could be materially different for future awards.

Research and development expenses and accruals

Research and development costs consist of costs incurred in performing research and development activities, including salaries and bonuses, share-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, and preclinical and clinical development expenses, including process development, validation, and the manufacture of drug supplies, costs to conduct clinical trials, and amounts incurred under license agreements, consulting agreements and other contracted services. Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed. Such payments are evaluated for current or long-term classification based on when such services are expected to be received. In-licensing fees, development milestones, maintenance fees and other costs to acquire technologies utilized in research and development for product candidates that have not yet received regulatory approval and that are not expected to have alternate future use are expensed when incurred.

As part of preparing our financial statements, we are required to estimate and accrue expenses. We estimate preclinical, clinical trial and other research and development expenses based on the services performed pursuant to contracts with research institutions, contract manufacturing organizations, or CMOs, and third-party service providers that conduct and manage preclinical studies and clinical trials and perform research services on our behalf. We record these costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses and other current liabilities in our consolidated balance sheets and in research and development expense in our consolidated statements of operations. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates.

We execute all our clinical trials with support from contract research organizations, or CROs, and other vendors and we accrue costs for clinical trial activities performed by these third parties based upon the estimated amount of work completed on each trial. The significant factors used in estimating accruals include the number of participants enrolled, the activities to be performed for each patient, the number of active clinical sites, and the duration for which the participants will be enrolled in the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. We base our estimates on the best information available at the time. However, additional information may become available to us, which may allow us to make a more accurate estimate in future periods. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 is set forth on pages 14 to 40 hereto.

IMMUNOME, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Immunome, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Immunome, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued and Prepaid Research and Development Expenses
Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company records research and development expenses as incurred. The Company records accrued and prepaid expenses for preclinical, clinical trial, and other research and development activities pursuant to contracts with third-party vendors that perform these services on its behalf. At December 31, 2025, the Company recorded accrued and prepaid research and development expenses, which are included in accrued expenses and other current liabilities and prepaid expenses and other current assets, respectively, on the consolidated balance sheet. These amounts are recorded at the balance sheet date based upon estimates of the services provided but not yet invoiced, or services paid for but not yet provided. Management determines the estimates by reviewing contracts, vendor agreements and purchase orders with third parties, and through discussions with third-party vendors as to the progress or stage of completion of the services.

Auditing the Company’s accrued and prepaid research and development expenses is challenging because of the judgment applied by management to determine the progress or stage of completion of the activities under the Company's research and development agreements and the cost and extent of work performed during the reporting period by contracted third-party vendors.

How We Addressed the Matter in Our Audit

To test the accrued and prepaid research and development expenses, our audit procedures included, among others, reviewing a sample of contracts, vendor agreements and purchase orders with third-party vendors to corroborate key financial and contractual terms. To assess the completeness and accuracy of the inputs used by management in calculating the accrued and prepaid research and development expenses, our audit procedures included, on a sample basis, confirming certain data directly with third parties and corroborating the progress of research and development activities with the Company’s clinical personnel. To evaluate the completeness of the accruals and existence of the prepaids, we also examined subsequent invoices from the third parties and cash disbursements to the third parties, to the extent such invoices were received, or payments were made, prior to the date that the consolidated financial statements were issued.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Philadelphia, Pennsylvania

March 3, 2026, except for the effects of the changes in segment information disclosures discussed in Note 2, as to which the date is November 9, 2026

IMMUNOME, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$653,482	$143,351
Marketable securities	—	73,952
Prepaid expenses and other current assets	7,295	4,036
Total current assets	660,777	221,339
Property and equipment, net	14,636	10,113
Operating right-of-use assets	2,978	4,278
Restricted cash	210	100
Other long-term assets	4,587	4,411
Total assets	$683,188	$240,241
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,339	$14,189
Accrued expenses and other current liabilities	41,651	33,177
Deferred revenue, current	—	6,941
Total current liabilities	44,990	54,307
Operating lease liabilities, net of current portion	3,855	4,769
Total liabilities	48,845	59,076
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding at December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value; 300,000,000 shares authorized at December 31, 2025 and 2024; 113,133,199 and 64,460,829 shares issued and outstanding at December 31, 2025 and 2024, respectively	11	6
Additional paid-in capital	1,362,496	696,872
Accumulated other comprehensive income	—	57
Accumulated deficit	(728,164)	(515,770)
Total stockholders’ equity	634,343	181,165
Total liabilities and stockholders’ equity	$683,188	$240,241

The accompanying notes are an integral part of these consolidated financial statements.

IMMUNOME, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Collaboration revenue	$6,941	$9,041
Operating expenses:
In-process research and development	10,000	152,344
Research and development	177,286	129,542
General and administrative	43,768	32,955
Total operating expenses	231,054	314,841
Loss from operations	(224,113)	(305,800)
Interest income	11,719	12,837
Net loss	$(212,394)	$(292,963)
Net loss per share, basic and diluted	$(2.43)	$(5.00)
Weighted-average shares outstanding, basic and diluted	87,350,956	58,639,441
Comprehensive loss:
Net loss	$(212,394)	$(292,963)
Unrealized (loss) gain on marketable securities	(57)	35
Comprehensive loss	$(212,451)	$(292,928)

The accompanying notes are an integral part of these consolidated financial statements.

IMMUNOME, INC.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2023	43,251,778	$4	$342,663	$22	$(222,807)	$119,882
Share-based compensation expense	—	—	15,748	—	—	15,748
Issuance of common stock under Zentalis License Agreement	2,298,586	—	23,388	—	—	23,388
Issuance of common stock under the Ayala Asset Purchase Agreement	2,175,489	—	50,645	—	—	50,645
Issuance of common stock in connection with BMS License Agreement Amendment	230,415	—	2,699	—	—	2,699
Issuance of common stock under Zentalis Purchase Agreement	1,805,502	—	20,990	—	—	20,990
Issuance of common stock for public offering, net of commissions and offering costs of $14,592	11,500,000	2	215,408	—	—	215,410
Issuance of common stock under ATM, net of $424 issuance costs	2,030,431	—	19,576	—	—	19,576
Exercise of stock options	795,571	—	2,024	—	—	2,024
Exercise of common stock warrants	373,057	—	3,731	—	—	3,731
Unrealized gain on marketable securities	—	—	—	35	—	35
Net loss	—	—	—	—	(292,963)	(292,963)
Balance at December 31, 2024	64,460,829	6	696,872	57	(515,770)	181,165
Share-based compensation expense	—	—	25,690	—	—	25,690
Issuance of common stock for public offering, net of commissions and offering costs of $38,901	43,676,814	5	594,097	—	—	594,102
Issuance of common stock under ATM, net of $973 of issuance costs	4,625,156	—	44,924	—	—	44,924
Exercise of stock options	370,400	—	913	—	—	913
Unrealized loss on marketable securities	—	—	—	(57)	—	(57)
Net loss	—	—	—	—	(212,394)	(212,394)
Balance at December 31, 2025	113,133,199	$11	$1,362,496	$—	$(728,164)	$634,343

The accompanying notes are an integral part of these consolidated financial statements.

IMMUNOME, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(212,394)	$(292,963)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,466	1,567
Amortization of right-of-use asset	489	535
Accretion of discounts on marketable securities	(2,839)	(2,899)
Share-based compensation expense	25,690	15,748
Loss on disposal of property and equipment	896	—
Charge for purchase of in-process research and development assets, including upon achievement of milestones	10,000	152,344
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(3,489)	906
Accounts payable	(9,164)	9,526
Accrued expenses and other current liabilities	4,533	13,550
Deferred revenue	(6,941)	(9,041)
Operating lease liabilities	(166)	(67)
Net cash used in operating activities	(190,919)	(110,794)
Cash flows from investing activities:
Maturities of marketable securities	200,000	155,000
Purchases of marketable securities	(123,266)	(186,555)
Purchases of property and equipment	(9,685)	(7,173)
Purchases of in-process research and development assets	(6,246)	(46,335)
Net cash provided by (used in) investing activities	60,803	(85,063)
Cash flows from financing activities:
Proceeds from public offerings	633,003	230,002
Proceeds from issuances of common stock under ATM	45,897	20,000
Payment of offering costs	(39,456)	(15,228)
Proceeds from exercise of stock options	913	2,024
Proceeds from exercise of common stock warrants	—	3,731
Net cash provided by financing activities	640,357	240,529
Net increase in cash and cash equivalents and restricted cash	510,241	44,672
Cash and cash equivalents and restricted cash at beginning of period	143,451	98,779
Cash and cash equivalents and restricted cash at end of period	$653,692	$143,451
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	$653,482	$143,351
Restricted cash	210	100
Total cash, cash equivalents, and restricted cash	$653,692	$143,451

IMMUNOME, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2025	2024
Supplemental disclosures of non-cash investing and financing activities:
Purchases of in-process research and development assets, including payments owed upon achievement of development milestones, in accounts payable and accrued expenses	$10,000	$6,246
Purchases of property and equipment in accounts payable and accrued expenses and other current liabilities	$1,006	$2,806
Remeasurement of operating right-of-use asset and lease liability due to lease modification	$811	$2,035
Offering costs in accounts payable and accrued expenses and other current liabilities	$364	$—
Issuance of common stock in exchange for in-process research and development assets		$97,722
Net liabilities assumed from purchases of in-process research and development assets	$—	$2,041
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$1,189

The accompanying notes are an integral part of these consolidated financial statements.

IMMUNOME, INC.

Notes to Consolidated Financial Statements

1. Nature of the business

Organization

Immunome, Inc., or the Company or Immunome, is a biotechnology company committed to the development of first-in-class and best-in-class targeted oncology therapies. Since its inception, the Company has devoted substantially all its resources to research and development, raising capital, building its management team, extending its intellectual property portfolio, and executing strategic partnerships and transactions. The Company is subject to risks and uncertainties common to companies in the biotechnology industry at Immunome's stage including, but not limited to, risks associated with research, development, and manufacturing activities, uncertain results of preclinical and clinical testing, development of new technological innovations and products by competitors, dependence on key personnel, partners and third-party vendors, protection of proprietary technology, compliance with government regulations, regulatory approval of products and the ability to secure additional capital to fund operations.

Liquidity

The Company has incurred significant operating losses since inception and expects to continue to incur losses from operations for the foreseeable future as it pursues development and seeks regulatory approval of its therapeutic candidates and other programs. As of December 31, 2025, the Company had an accumulated deficit of $728.2 million, and cash and cash equivalents of $653.5 million. The Company has not generated any product revenue to date and does not expect to generate product revenue until it successfully completes development and obtains regulatory approval for at least one of its product candidates.

Through December 31, 2025, the Company has funded its operations primarily through sales of equity securities. The Company expects that its existing cash and cash equivalents at December 31, 2025 will be sufficient to fund its current and planned operating expenses and capital expenditures for at least 12 months from the filing date of this Annual Report on Form 10-K. Beyond that date, the Company may need to raise additional capital through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements to achieve its longer-term business objectives.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted, or GAAP, in the United States. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Updates, or ASU, promulgated by the Financial Accounting Standards Board, or FASB.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the audited consolidated financial statements and the accompanying notes. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates. The Company’s significant accounting estimates include, but are not necessarily limited to, revenue recognition, the estimated fair value of share-based awards, accrued research and development expenses and the fair value of acquired in-process research and development assets.

Segment and geographic information

Operating segments are defined as components of an entity about which separate discrete information is available and regularly reviewed by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer. The CODM views the Company’s operations and manages its business as one operating and reporting segment, which is the business of development of targeted oncology therapies exclusively in the United States.

Commencing in the first quarter of 2026, the Company revised the presentation of its significant segment expense categories reviewed by the CODM to separately disclose costs incurred associated with the IM-1617 program following the Company’s Investigational New Drug application clearance from the United States Food and Drug Administration. Additionally, commencing in the third quarter of 2026, the Company revised the presentation of its significant segment expense categories reviewed by the CODM to separately disclose costs incurred associated with the IM-1340 program following the Company’s Investigational New Drug application clearance from the United States Food and Drug Administration. Accordingly, the Company has recast its segment information disclosures in Note 11 to reflect this new presentation of research and development expenses by program for the years ended December 31, 2025 and 2024. The recast of prior period information for this change had no impact on the Company’s consolidated financial statements and other disclosures.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held in banks, money market funds and U.S. treasury securities.

Restricted cash

Restricted cash represents collateral provided for letters of credit issued as a security deposit in connection with the Company’s leased facilities. Cash will be released from restriction upon termination of the associated lease and satisfaction of any applicable termination conditions. Restricted cash was $0.2 million as of December 31, 2025 and $0.1 million as of December 31, 2024.

Marketable securities

The Company’s marketable securities consist of investments in U.S. Treasury debt securities. Debt securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income, a component of stockholders’ equity. These debt securities have an original maturity period greater than 90 days, but less than one year. The Company classifies marketable securities that are available for use in current operations as current assets on the consolidated balance sheets.

The Company periodically reviews its marketable securities for declines in fair value below the amortized cost basis to determine whether the impairment, if any, is due to credit-related or other factors. This review includes the credit worthiness of the security issuers, the severity of the unrealized losses, whether the Company has the intent to sell the securities and whether it is more likely than not the Company will be required to sell the securities before the recovery of the amortized cost basis. Unrealized gains and losses on available-for-sale securities are reported in other comprehensive loss, and as a component of stockholders' equity until their disposition, with the exception of unrealized losses believed to be related to credit losses which are recognized as an allowance for credit losses on the consolidated balance sheet with the corresponding charge in other income in the period the impairment occurs. Impairment assessments are made at the individual security level each reporting period. The Company elected to exclude accrued interest receivable from the amortized cost basis of its available-for-sale debt securities and to not measure an allowance for credit losses for accrued interest receivable. To date, there have been no credit-related declines in value or other impairments of the Company’s investments in marketable securities. Realized gains and losses from the sale of marketable securities, if any, are calculated using the specific-identification method.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in a financial institution in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at a financial institution that management believes to be of high credit quality and the Company has not experienced any losses on these deposits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Asset category	Estimated useful life
Lab equipment	5 years
Leasehold improvements	Shorter of useful life or remaining lease term
Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5 years

Expenditures for repairs and maintenance of assets are charged to expense as incurred, while major betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive loss.

Asset acquisitions

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions, with a cost accumulation model used to determine the cost of the acquisition. Common stock issued as consideration in an acquisition of assets is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an acquisition of assets. Intangible assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development, or IPR&D. Acquired IPR&D that has no alternative future use is expensed immediately as a component of IPR&D expense in the consolidated statements of operations and comprehensive loss.

In addition to upfront consideration, acquisitions of assets may also include contingent consideration payments to be made for future milestone events or royalties on net sales of future products. The Company assesses whether such contingent consideration is subject to liability classification and fair value measurement or meets the definition of a derivative. Contingent consideration payments in an acquisition of assets not required to be accounted for as a liability at fair value are recognized when the contingency is resolved and the consideration is paid or becomes payable. Contingent consideration payments made prior to regulatory approval are expensed as incurred, and recognized as a component of IPR&D expense in the consolidated statements of operations and comprehensive loss.

Impairment of long-lived assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment and operating right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment losses recognized during the years ended December 31, 2025 and 2024.

Equity issuance costs

The Company capitalizes costs directly associated with equity financings as deferred offering costs on its consolidated balance sheet. These costs remain capitalized until such financings are consummated, at which time such costs are recorded on a pro rata basis against the gross proceeds from the applicable financing. If a financing is abandoned, deferred offering costs are expensed.

Collaboration revenue

The Company evaluates its collaborative arrangements pursuant to ASC 808, Collaborative Arrangements, or ASC 808, and ASC 606, Revenue from Contracts with Customers, or ASC 606. The Company considers the nature and contractual terms of collaborative arrangements and assesses whether the arrangement involves a joint operating activity pursuant to which the Company is an active participant and is exposed to significant risks and rewards with respect to the arrangement. If the Company is an active participant and is exposed to significant risks and rewards with respect to the arrangement, the Company accounts for the arrangement as a collaboration under ASC 808. If it is not exposed to significant risks and rewards and the contract is with a customer, the Company accounts for the collaboration under ASC 606.

Payments pursuant to collaborative arrangements may include non-refundable upfront payments, research option and license option payments, milestone payments upon the achievement of significant regulatory and development events, commercial sales milestones, and royalties on product sales. The amount of variable consideration is constrained until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under a collaboration arrangement, the Company applies the five-step model of ASC 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are capable of being distinct; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, and assessing the recognition of variable consideration. When consideration is received prior to the Company completing its performance obligation under the terms of a contract, a contract liability is recorded as deferred revenue. Deferred revenue expected to be recognized as revenue within the 12 months following the balance sheet date is classified as a current liability.

Research and development expenses

Research and development costs consist of costs incurred in performing research and development activities, including salaries and bonuses, share-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, and preclinical and clinical development expenses, including process development, validation, and the manufacture of drug supplies, costs to conduct clinical trials, and amounts incurred under license agreements, consulting agreements and other contracted services. Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed. Such payments are evaluated for current or long-term classification based on when such services are expected to be received. In-licensing fees, development milestones, maintenance fees and other costs to acquire technologies utilized in research and development for product candidates that have not yet received regulatory approval and that are not expected to have alternate future use are expensed when incurred.

The Company estimates preclinical, clinical trial, and other research and development expenses based on the services performed pursuant to contracts with research institutions, contract manufacturing organizations, and third-party service providers that conduct and manage preclinical studies and clinical trials and perform research services on its behalf. The Company records these costs of research and development activities based on the estimated services provided but not yet invoiced and includes these costs in accrued expenses and other current liabilities in the consolidated balance sheets and in research and development expense in the consolidated statements of operations.

The Company accrues these costs based on factors such as estimates of the work completed in accordance with agreements established with its third-party service providers, actual levels of patient enrollment and reported activities at clinical trial sites. The Company makes judgments and estimates in determining the accrued expenses balance. As actual costs become known, the Company adjusts its accrued expenses. The Company has not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from the Company’s estimates, resulting in adjustments to expenses in future periods. Changes in these estimates that result in material changes to the Company’s accrued expenses could materially affect the Company’s results of operations.

Share-based compensation

The Company’s share-based compensation program allows for grants of stock options and restricted stock awards to employees and non-employees, including directors.

The Company accounts for its share-based compensation awards granted to employees and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is the vesting period of the respective award. The Company accounts for forfeitures as they occur. For share-based awards with service-based vesting conditions, the Company recognizes compensation expense on a straight-line basis over the service period.

The Company estimates the fair value of stock option awards on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of Company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and biopharmaceutical industry focus. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The Company uses the simplified method to calculate the expected term for options granted to employees and non-employees whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The exercise price is the fair value of the common stock as of the measurement date.

Leases

At the inception of an arrangement, the Company determines whether an arrangement contains a lease based on facts and circumstances present in the arrangement. An arrangement is or contains a lease if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Typically, lessees are required to recognize leases with a term greater than one year on the consolidated balance sheets as an operating or finance lease liability and right-of-use asset. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The Company has elected the practical expedient to not recognize right-of-use assets for leases with a term of 12 months or less. The Company does not have any finance leases as of December 31, 2025 or 2024.

Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the remaining lease term. Options to extend the lease term are included in the Company’s assessment of the lease term only if there is reasonable assurance that the Company will renew. As the rate implicit on the Company’s leases is not readily determinable, the Company uses its secured incremental borrowing rate to determine the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company could borrow on a collateralized basis the amount of lease payments in the same currency, for a similar term, in a similar economic environment.

In addition, the Company’s leases may require payment of additional costs, such as utilities, maintenance, and other operating costs, which are generally referred to as non-lease components and vary based on future outcomes. The Company has elected not to separate lease and non-lease components. Only the fixed costs for lease components and their associated non-lease components are accounted for as a single lease component and recognized as part of an operating right-of-use asset and lease liability. Any variable expenses are recognized in operating expenses as incurred. Rent expense for an operating lease liability is recognized on a straight-line basis over the lease term and is included in operating expenses in the consolidated statements of operations and comprehensive loss.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets may not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations, primarily over the most recent three-year period. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon an audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Change in recognition or measurement are reflected in the period in which the change in judgement occurs.

Net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period, including the effect of dilutive securities.

As the Company was in a net loss position for the years ended December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive securities are antidilutive.

The following potentially dilutive securities have been excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive (on an as-converted basis):

	December 31,
	2025	2024
Stock options outstanding	15,856,758	11,990,781

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which updates income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Recent accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. This guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update will introduce changes to the timing of software cost capitalization based on likelihood of completion for all entities subject to the internal-use software guidance in Subtopic 350-40 and the guidance on website development costs in Subtopic 350-50. The ASU will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently evaluating the timing of adoption and the impact of adoption on its financial statements and related disclosures.

3. Fair value measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables summarize the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2025
	Level	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash equivalents:
Money market funds	1	$652,112	$—	$—	$652,112
Total financial assets		$652,112	$—	$—	$652,112

	December 31, 2024
	Level	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash equivalents:
Money market funds	1	$46,987	$—	$—	$46,987
U.S. treasury securities	2	94,379	40	—	94,419
Marketable securities:
U.S. treasury securities	2	73,935	17	—	73,952
Total financial assets		$215,301	$57	$—	$215,358

4. Collaboration agreement with AbbVie

In January 2023, the Company entered into a Collaboration and Option Agreement, or the Collaboration Agreement, with AbbVie Global Enterprises Ltd., or AbbVie, pursuant to which AbbVie paid the Company a nonrefundable upfront payment of $30.0 million in exchange for the Company using its discovery platform to discover and validate targets derived from patients with three specified tumor types, and antibodies that bind to such targets, which may be the subject of further development and commercialization by AbbVie. Pursuant to the terms of the Collaboration Agreement, the Company granted AbbVie an exclusive option to purchase all rights to each novel target-antibody pair, or a Validated Target Pair or VTP, that the Company generates, up to a maximum of 10 in total, which AbbVie may use to develop and commercialize certain products derived from the assigned VTP.

The Company determined that the Collaboration Agreement represents a contract with a customer and consists of one performance obligation to provide research and development services, or R&D services, to AbbVie. The Company determined the initial transaction price of the single performance obligation to be $30.0 million, as the variable consideration for additional R&D services, option exercise payments and development milestone payments were all subject to constraint at contract inception. Revenue from the Collaboration Agreement was recognized over the estimated performance of the R&D services using the cost-to-cost input method which the Company believed best depicted the transfer of control to the customer. Under the cost-to-cost input method, the extent of progress towards completion was measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the performance obligation. The Company recognized collaboration revenue of $6.9 million and $9.0 million for the years ended December 31, 2025 and 2024, respectively. As of June 30, 2025, the Company had recognized all remaining revenue and costs associated with its performance obligation under the agreement. The Collaboration Agreement terminated pursuant to its terms in July 2025.

The following table summarizes the change in deferred revenue (in thousands):

	Year Ended December 31,
	2025	2024
Beginning balance	$6,941	$15,982
Deferral of revenue	—	—
Recognition of revenue	(6,941)	(9,041)
Balance at the end of the period	$—	$6,941

5. Balance sheet components

Property and equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2025	2024
Lab equipment	$10,580	$9,501
Construction in progress	5,548	3,297
Leasehold improvements	4,164	1,636
Computer equipment	502	270
Office equipment and furniture and fixtures	212	158
Property and equipment at cost	21,006	14,862
Less accumulated depreciation and amortization	(6,370)	(4,749)
Property and equipment, net	$14,636	$10,113

Depreciation and amortization expense was $2.5 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively. Construction in progress is not depreciated until the related assets are placed in service. Construction in progress consists primarily of costs related to the build-out office and laboratory facilities.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2025	2024
Compensation and related benefits	$11,527	$5,861
Development milestones	10,000	6,150
Manufacturing expenses	9,462	6,544
Clinical development expenses	7,036	6,581
Operating lease liabilities, current portion	—	63
Other	3,626	7,978
Total accrued expenses and other current liabilities	$41,651	$33,177

6. Employee benefit plan

The Company maintains a defined-contribution plan under Section 401(k) of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company assumes all administrative costs of the 401(k) Plan and makes matching contributions as defined in the 401(k) Plan document. The Company made matching contributions of $0.9 million and $0.6 million to the 401(k) Plan for the years ended December 31, 2025 and 2024, respectively.

7. Strategic transactions and agreements

Ayala Pharmaceuticals

On March 25, 2024, the Company and Ayala Pharmaceuticals, Inc., or Ayala, completed an Asset Purchase Agreement, or the Ayala Purchase Agreement, that was entered into in February 2024, pursuant to which the Company acquired Ayala’s AL101 and varegacestat (then known as AL102) programs and assumed certain liabilities associated with the acquired assets. The upfront consideration included (i) payment of approximately $20.0 million in cash, and (ii) the issuance of 2,175,489 unregistered shares of the Company’s common stock at an aggregate fair value of $50.6 million on the acquisition date. The fair value of the shares issued to Ayala was based on the closing stock price of the Company’s common stock on March 25, 2024 of $24.00 per share less a discount of 3.0% related to unregistered share restrictions.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in two programs that were grouped as a single identifiable IPR&D asset. The assets acquired in the transaction were measured based on the estimated fair value of the consideration paid of $71.3 million, which included direct transaction costs of $0.7 million.

The consideration paid and the relative fair values of the assets acquired and liabilities assumed were as follows (in thousands):

Amount
Common stock issued to Ayala	$50,645
Upfront consideration paid to Ayala	20,039
Transaction costs	657
Consideration paid	$71,341
Assets acquired:
In-process research and development	$73,382
Other long-term assets	2,480
Total assets acquired	$75,862
Liabilities assumed:
Accrued expenses	$4,521
Total liabilities assumed	$4,521
Net assets acquired	$71,341

The cost attributable to the IPR&D was expensed in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2024 since the acquired IPR&D had no alternative future use.

In December 2025, the Company achieved a $10.0 million development milestone pursuant to the Ayala Purchase Agreement, which was accounted for as IPR&D expense in the Company's consolidated statement of operations and comprehensive loss for the year ended December 31, 2025. The $10.0 million milestone payment owed to Ayala is accrued as of December 31, 2025 in accrued expenses and other current liabilities on the consolidated balance sheet. Under the Ayala Purchase Agreement, the Company may pay Ayala up to an additional $27.5 million in the aggregate upon the achievement of certain future regulatory and commercial milestone events. Any potential future milestone payment amounts will be accrued when the related contingency is resolved and the milestone consideration becomes payable.

Bristol-Myers Squibb

In connection with the closing of the Ayala Purchase Agreement in March 2024, the Company assumed a license agreement, the BMS License Agreement, with Bristol-Myers Squibb Company, or BMS, pursuant to which the Company obtained a worldwide, non-transferable, royalty-bearing, exclusive, sublicensable, license under certain patent rights and know-how of BMS to research, discover, develop, make, have made, use, sell, offer to sell, export, import and commercialize AL101 and varegacestat, or the BMS Licensed Compounds, and products containing AL101 or varegacestat, or the BMS Licensed Products, for all uses including the prevention, treatment or control of any human or animal disease, disorder or condition.

Under the BMS License Agreement, the Company is obligated to use commercially reasonable efforts to develop at least one BMS Licensed Product. The Company is also required to use commercially reasonable efforts to obtain regulatory approvals in certain major market countries for at least one BMS Licensed Product, as well as to affect the first commercial sale of and commercialize each BMS Licensed Product after obtaining such regulatory approval.

The Company is required to pay BMS up to approximately $142.0 million in the aggregate upon the achievement of certain clinical development or regulatory milestones for AL101 and varegacestat across multiple indications. In addition, the Company is required to pay BMS up to $50.0 million in the aggregate upon the achievement of certain commercial milestones for each BMS Licensed Product. Any potential future milestone payment amounts will be accrued when the related contingency is resolved and the milestone consideration becomes payable. BMS is also eligible to receive tiered royalties ranging from a high single-digit to a low teen percentage on annual worldwide net sales of any BMS Licensed Products. Royalty payments will be expensed in the period in which the underlying revenues are earned.

BMS has the right to terminate the BMS License Agreement in its entirety if the Company fails to fulfill its development and commercialization obligations within a defined period of time following written notice by BMS. The Company has the right to terminate the BMS License Agreement for convenience upon prior written notice to BMS. Upon termination of the BMS License Agreement by the Company for convenience or by BMS, the Company will grant an exclusive, non-transferable, sublicensable, worldwide license to BMS for certain patent rights that are necessary to develop, manufacture or commercialize the BMS Licensed Compounds or BMS Licensed Products. In exchange for such license, BMS will be obligated to pay the Company a low single-digit percentage royalty on net sales of the BMS Licensed Compounds and/or BMS Licensed Products by it or its affiliates, licensees or sublicensees, provided that the termination occurred after a specified developmental milestone for such BMS Licensed Compounds and/or BMS Licensed Products.

Following the closing of the Ayala Purchase Agreement, on August 7, 2024, the Company and BMS entered into Amendment No. 2 to the BMS License Agreement, or the BMS License Agreement Amendment. As consideration to BMS for entering into the BMS License Agreement Amendment, the Company issued BMS 230,415 unregistered shares of its common stock at an aggregate fair value of $2.7 million. The fair value of the common stock issued to BMS was based on the closing stock price of the Company’s common stock on August 7, 2024 of $12.46 per share less a discount of 6.0% related to unregistered share restrictions. The consideration paid to BMS to amend the BMS License Agreement was immediately recognized as IPR&D expense.

Zentalis Pharmaceuticals

On January 5, 2024, the Company entered into a license agreement with Zentalis Pharmaceuticals, Inc., or the Zentalis License Agreement, pursuant to which the Company received an exclusive, worldwide, royalty-bearing, sublicensable license under certain intellectual property relating to Zentalis’ proprietary ADC platform technology, ROR1 antibodies and ADCs targeting ROR1 to exploit products covered by or incorporating the licensed intellectual property rights, or, collectively, the Zentalis Licensed Assets.

As upfront consideration for the license, the Company paid to Zentalis $15.0 million in cash and issued to Zentalis 2,298,586 unregistered shares of its common stock at an aggregate fair value of $23.4 million. The fair value of the common stock issued to Zentalis was based on the closing stock price of the Company’s common stock on January 5, 2024 of $11.12 per share less a discount of 8.5% related to unregistered share restrictions. The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable IPR&D asset. The consideration paid to acquire the license and intellectual property rights, which included transaction costs of $0.2 million, was immediately recognized as IPR&D expense in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2024 since the acquired IPR&D had no alternative future use.

On October 25, 2024, the Company and Zentalis entered into an asset purchase agreement, or the Zentalis Purchase Agreement, pursuant to which the Company purchased the Zentalis Licensed Assets that were licensed to the Company under the then-existing Zentalis License Agreement dated January 5, 2024, together with all the customary rights and obligations of a sole owner, or the Zentalis Asset Purchase. Upon the closing of the Zentalis Asset Purchase, the Zentalis License Agreement was terminated in its entirety, including the termination of all of the Company’s contingent milestone and royalty payment obligations. Certain accrued rights and obligations of the parties survive the closing of the Zentalis Asset Purchase.

As consideration for the Zentalis Asset Purchase, the Company issued to Zentalis 1,805,502 unregistered shares of its common stock at an aggregate fair value of $21.0 million. The fair value of the common stock issued to Zentalis was based on the closing stock price of the Company’s common stock on October 25, 2024 of $12.11 per share less a discount of 4.0% related to unregistered share restrictions. The consideration paid to Zentalis for the Zentalis Asset Purchase was immediately recognized as IPR&D expense in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

The Company was also obligated to pay Zentalis a one-time payment of $5.0 million in cash upon the achievement of a developmental milestone, which was achieved in December 2024 and paid during the year ended December 31, 2025. The related liability was accrued within accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2024.

Other asset acquisitions and license agreements

The Company has entered into or assumed various other asset purchase and license agreements to further acquire, discover, develop and commercialize certain targets, technologies and treatments. There was no IPR&D expense under these agreements for the year ended December 31, 2025. During the year ended December 31, 2024, the Company incurred upfront fees and transaction costs of $10.8 million under these other agreements, which were recognized as IPR&D expense in the Company’s consolidated statement of operations and comprehensive loss since the acquired IPR&D had no alternative future use.

Under the terms of these agreements, the Company may need to pay certain development, regulatory, and commercial milestones payments and royalties on product sales, if any. Any potential future milestone payment amounts will be accrued when the related contingency is resolved and the milestone consideration becomes payable. Royalty payments will be expensed in the period in which the underlying revenues are earned.

As of December 31, 2024, the Company accrued $1.2 million within accrued expenses and other current liabilities on the consolidated balance sheet related to upfront license fees and the achievement of certain milestones under these agreements. These amounts were subsequently settled during the year ended December 31, 2025.

8. Leases

The Company currently leases approximately 53,000 square feet of office and laboratory space in Bothell, Washington, including 13,000 square feet of space that was added in June 2025 under amended lease agreements. As part of the amended lease agreements, the Company has the right to receive tenant improvement allowances in the aggregate of up to $9.3 million for leasehold improvements, which are accounted for as lease incentives. The Bothell lease expires on March 31, 2033, and includes two five-year renewal options that are not included in the lease term as it is not reasonably certain that they will be exercised.

The Company also leased approximately 11,000 square feet of office and laboratory space in Exton, Pennsylvania. The Exton lease expired on March 31, 2025.

The Company recorded operating lease expense of $1.0 million and $0.8 million for the years ended December 31, 2025 and 2024, respectively. Under the terms of the lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. The Company incurred variable lease costs of $0.4 million for the year ended December 31, 2025. The Company did not incur significant variable lease costs for the year ended December 31, 2024.

Other information related to the Company’s operating leases was as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term (in years)	7.25	8.15
Weighted-average discount rate	8.7%	9.5%

Supplemental cash flow information related to the Company’s operating leases was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Cash paid for operating lease liabilities	$705	$337

The Company’s future minimum lease payments were as follows as of December 31, 2025 (in thousands):

Years ending December 31,	Amount
2026	$1,468
2027	2,330
2028	2,383
2029	2,437
2030 and thereafter	8,312
Total lease payments	16,930
Less: imputed interest	(3,737)
Less: tenant improvement allowance not yet received	(9,338)
Present value of operating lease liabilities	$3,855

9. Common stock

Common stock

The holders of common stock are entitled to one vote for each share of common stock. The holders of common stock are entitled to receive dividends out of funds legally available if and when declared by the Company’s board of directors. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in the remaining assets of the Company available for distribution.

The Company has reserved the following shares of common stock for issuance, on an as-converted basis, as follows:

	December 31,
	2025	2024
Stock options issued and outstanding under the Plans	15,856,758	11,990,781
Remaining shares available for issuance under the Plans	2,454,332	2,631,369
Remaining shares available for issuance under the ESPP	1,550,859	906,251
Total reserved common stock	19,861,949	15,528,401

2025 Public Offerings

In January 2025, the Company completed a public offering and issued 22,258,064 shares of its common stock at a price of $7.75 per share, for net proceeds of $161.7 million, after deducting underwriting discounts and commissions and offering expenses.

In December 2025, the Company completed a public offering and issued 21,418,750 shares of its common stock at a price of $21.50 per share, for net proceeds of $432.4 million, after deducting underwriting discounts and commissions and offering expenses.

2024 ATM Agreement

On May 14, 2024, the Company entered into an “at the market” sales agreement, or the 2024 ATM Agreement, with TD Securities (USA) LLC, or TD Cowen, as sales agent, pursuant to which the Company may offer and sell from time to time shares of its common stock having an aggregate offering price of up to $200.0 million, or the ATM Shares. The Company has agreed to pay TD Cowen a commission of up to 3.0% of the aggregate gross proceeds from any ATM Shares sold through the 2024 ATM Agreement. In November 2024, the Company sold 2,030,431 shares of common stock under the 2024 ATM Agreement resulting in net proceeds of approximately $19.6 million. During the year ended December 31, 2025, the Company sold 4,625,156 shares of common stock in two transactions under the 2024 ATM Agreement for gross proceeds of $45.9 million and net proceeds of approximately $44.9 million. As of December 31, 2025, the Company had sold an aggregate of 6,655,587 shares of common stock under the 2024 ATM Agreement for gross proceeds of $65.9 million and net proceeds of approximately $64.5 million, with approximately $134.1 million remaining available for future offerings.

2024 Public Offering

In February 2024, the Company completed a public offering and issued 11,500,000 shares of its common stock at $20.00 per share, for net proceeds of $215.4 million, after deducting underwriting discounts and commissions and offering expenses.

10. Share-based compensation

2020 Equity Incentive Plan

In September 2020, the Company adopted the 2020 Equity Incentive Plan, or the 2020 Plan, which supersedes all prior equity incentive plans. The number of shares of common stock reserved for issuance under the 2020 Plan will automatically increase on January 1 of each year, beginning on January 1, 2021 and continuing through and including January 1, 2030, by 4% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Company’s board of directors. As of December 31, 2025, there were 644,655 shares available for issuance under the 2020 Plan. On January 1, 2026, the number of shares available for future issuance under the 2020 Plan increased by 4,525,327 shares.

Stock options under the 2020 Plan typically have a contractual term of ten years unless the board of directors decides otherwise. Vesting periods vary, typically ranging from one to four years for employees, officers, directors, and consultants. Some options may vest faster in case of a change in control, as defined in the 2020 Plan.

In October 2023, the Company completed its merger with Morphimmune, Inc. and assumed the Morphimmune 2020 Equity Incentive Plan, or the Morphimmune Plan. There were 558,377 shares available for issuance under the Morphimmune Plan as of December 31, 2025.

2024 Inducement Plan

In October 2024, the Company adopted the 2024 Inducement Plan, or the 2024 Plan, and reserved 2,000,000 shares of the Company’s common stock to be used exclusively for grants of equity awards to individuals that were not previously employees or directors of the Company, as an inducement material to the individual’s entry into employment with the Company. In May 2025, the Compensation Committee of the Board of Directors of the Company approved an amendment to the 2024 Plan increasing the aggregate shares reserved under the 2024 Plan from 2,000,000 to 3,500,000. The terms and conditions of the 2024 Plan are substantially similar to the Company’s 2020 Plan. As of December 31, 2025, there were 1,251,300 shares available for issuance under the 2024 Plan.

Stock options granted for Chief Executive Officer

In June 2023, Clay Siegall was granted 2,137,080 options to purchase shares of the Company’s common stock, or the Inducement Grant.

The Inducement Grant, the Morphimmune Plan, the 2024 Plan and the 2020 Plan are collectively referred to as the Plans.

2020 Employee Stock Purchase Plan

The Company also adopted the 2020 Employee Stock Purchase Plan, or the ESPP, in September 2020. Under the ESPP, employees meeting certain specific employment qualifications are eligible to participate and can purchase shares of common stock through payroll deductions. The purchase price is 85% of the lower of the fair market value of the stock at the commencement or end of the offering period. The ESPP permits eligible employees to purchase shares of common stock through payroll deductions for up to 15% of qualified compensation.

The maximum number of shares of common stock that may be issued under the ESPP will not exceed 125,000 shares of common stock, plus the number of shares of common stock that are automatically added on January 1 of each calendar year for a period of up to ten years, commencing on the first January 1 following the year in which an initial public offering, or IPO, occurs and ending on, and including, January 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, and (ii) 1,000,000 shares of common stock. As of December 31, 2025, there were 1,550,859 shares available under the ESPP. No shares of common stock have been issued under the ESPP as of December 31, 2025. On January 1, 2026, the number of shares available for future issuance under the ESPP increased by 1,000,000 shares.

Stock options

A summary of option activity under the Plans during the year ended December 31, 2025 is as follows:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	11,990,781	$10.02	8.69	$34,209
Granted	5,562,784	10.36
Exercised	(389,493)	2.79
Forfeited	(1,070,130)	9.42
Expired	(237,184)	22.94
Outstanding at December 31, 2025	15,856,758	$10.15	8.49	$180,668
Exercisable at December 31, 2025	5,730,201	$8.19	7.67	$76,625

Aggregate intrinsic value in the above table is calculated as the difference between the exercise price of the options and the Company’s fair value of its common stock as of period end.

The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2025 and 2024 was $7.67 and $10.86, respectively. The aggregate intrinsic value for options exercised during the years ended December 31, 2025 and 2024 was $2.6 million and $10.3 million, respectively.

The weighted average assumptions used in the Black-Scholes option-pricing model for stock options granted were:

	Year Ended December 31,
	2025	2024
Expected volatility	85.2%	88.4%
Risk-free interest rate	4.0%	4.0%
Expected term (in years)	6.06	5.85
Expected dividend yield	—%	—%

Share-based compensation expense recorded in the consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$11,193	$5,146
General and administrative	14,497	10,602
Total share-based compensation expense	$25,690	$15,748

Unrecognized share-based compensation related to stock options was $81.5 million as of December 31, 2025 and is expected to be recognized over a weighted-average period of 2.9 years.

11. Segment information

The Company has one operating and reportable segment related to the development of targeted oncology therapies. The segment derives its current revenues from research and development collaborations.

The CODM assesses performance for the segment based on net loss, which is reported on the consolidated statements of operations and comprehensive loss as net loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. When evaluating the Company’s financial performance, the CODM regularly reviews total revenues, total expenses and research and development expenses by program.

The table below is a summary of the segment net loss, including significant segment expense categories (in thousands):

	Year Ended December 31,
	2025	2024
Collaboration revenue	$6,941	$9,041
Less:
In-process research and development	(10,000)	(152,344)
Direct research and development expenses(1)
Varegacestat	(52,359)	(27,954)
IM-1021	(11,028)	(24,130)
IM-1617	(14,470)	—
IM-1340	(8,730)	—
IM-3050	(5,801)	(13,359)
Other direct research and development	(20,033)	(26,803)
Indirect research and development(2)	(51,413)	(31,074)
General and administrative(3)	(29,064)	(21,862)
Other segment expenses(4)	(28,156)	(17,315)
Total operating expenses	(231,054)	(314,841)
Loss from operations	(224,113)	(305,800)
Interest income	11,719	12,837
Net loss	$(212,394)	$(292,963)

(1)
Direct research and development expenses include external costs, such as costs related to laboratory materials and services, manufacturing, outsourced research, product development, and clinical trial costs, including fees paid to investigators, consultants, central laboratories and CROs to specific product candidates.
(2)
Indirect research and development expenses include certain overhead expenses, and personnel salary and benefit costs, excluding share-based compensation.

(3)
General and administrative expenses include legal fees, professional fees for accounting, auditing, tax and consulting services, insurance costs, travel, depreciation and amortization, certain overhead expenses and personnel salary and benefit costs, excluding share-based compensation.
(4)
Other segment expenses include non-cash share-based compensation costs and depreciation and amortization.

For the year ended December 31, 2025, the Company revised the presentation of its significant segment expense categories to align with how the CODM currently evaluates the Company's financial performance. Prior period amounts have been reclassified to conform to the current year presentation.

12. Income taxes

A reconciliation of the federal income tax rate to the Company's effective tax rate for the year ended December 31, 2025 is as follows (amounts in thousands):

	Year Ended
	December 31, 2025
	Amount	Percentage
Federal tax benefit at statutory rate	$(44,603)	21.0%
State tax, net of federal benefit	—	—
Change in valuation allowance	46,139	(21.7)
Nontaxable or nondeductible items
Share-based compensation	3,402	(1.6)
Other nondeductible items	379	(0.2)
Tax credits
Research and development credits	(5,345)	2.5
Other tax credits
Other	28	—
	$—	—%

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2024 is as follows:

Year Ended
December 31, 2024
Federal tax benefit at statutory rate	21.0%
State tax, net of federal benefit	0.5
Research and development credits	2.1
Share-based compensation	(0.7)
Write-off of IPR&D	—
Change in valuation allowance	(22.8)
Other	(0.1)
—%

The components of the Company’s deferred taxes are as follows (in thousands):

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$62,577	$29,346
Research and development intangibles	67,842	62,188
Research and development credits	15,366	10,021
Share-based compensation	4,018	2,385
Deferred revenue	—	1,474
Accruals and reserves	2,432	1,236
Lease liability	810	1,026
Other	74	77
Gross deferred tax assets	153,119	107,753
Less: valuation allowance	(152,318)	(106,720)
Net deferred tax asset	801	1,033
Deferred tax liability
Depreciation	(176)	(125)
Right-of-use asset	(625)	(908)
Total deferred tax liabilities	(801)	(1,033)
Net deferred taxes	$—	$—

The Company had no income tax expense due to the operating losses utilization for the years ended December 31, 2025 and 2024. Management has evaluated the positive and negative evidence bearing upon the realizability of the Company’s net deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets. As a result, the Company has recorded a full valuation allowance at December 31, 2025 and 2024. The valuation allowance increased by $45.6 million and $66.9 million in 2025 and 2024, respectively, due to capitalized IPR&D expense, increase in net operating loss carryforwards and research and development tax credits, and deductible accrued expenses.

As required under ASU 2023-09, the Company has included only the portion of the valuation allowance related to federal deferred tax assets in the "change in valuation allowance" line of the rate reconciliation table above. The following table presents a reconciliation of the total change in the valuation allowance (in thousands):

	December 31,
	2025	2024
Beginning balance	$(106,720)	$(39,827)
Change charged to income tax expense	(45,598)	(66,893)
Ending balance	$(152,318)	$(106,720)

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss and other attributes including research and development credit carry forwards which could be used annually to offset future taxable income. Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company is currently in the process of updating their Section 382 study through December 31, 2025 to determine if any additional ownership changes have occurred since the Morphimmune transaction on October 2, 2023. Any additional ownership changes could limit the Company's ability to utilize its net operating loss or research and development credit carryforwards and will be reflected in the carryforward amount once the Section 382 study is completed. The Company has not generated taxable income or a current tax liability and has not utilized its net operating loss or research and development credit carryforwards as of December 31, 2025.

The "One Big Beautiful Bill Act" (OBBBA) enacted on July 4, 2025, introduced notable changes to the U.S. Internal Revenue Code, including immediate expensing of domestic Section 174 costs. Section 174 costs are expenditures which represent research and development costs that are incident to the development or improvement of a product, process, formula, invention, computer software, or technique. As previously required under the Tax Cuts and Jobs Act, the Company capitalized research and development expenditures in the years ended December 31, 2022 through December 31, 2024. With the enactment of OBBBA, the Company began deducting domestic Section 174 costs in 2025.

As of December 31, 2025, the Company had $277.2 million of federal and $97.0 million of state net operating loss carryforwards. If not utilized, the federal and state net operating loss carryforwards expire starting in 2027. Included in the federal net operating loss carryforwards are $260.2 million of net operating losses generated from 2018 to 2025 that will not expire and are limited to offset 80% of the Company’s taxable income for years beginning after December 31, 2020. Certain federal and state net operating loss carryforwards expire at various dates through 2044. As of December 31, 2025, the Company had cumulative $15.3 million of federal and $0.2 million of state R&D tax credits. These tax credit carryforwards will expire at various dates through 2045.

A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows (in thousands):

	December 31,
	2025	2024
Beginning balance	$56	$37
Additions for tax positions taken in prior years	—	19
Ending balance	$56	$56

If the unrecognized tax benefits for uncertain tax positions as of December 31, 2025 are recognized, there will be no impact to the effective tax rate due to the valuation allowance. The Company recognizes interest and penalties related to the unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, there were no material interest and penalties on uncertain tax benefits.

The Company filed income tax returns in the United States and multiple states. Carryforward attributes generated in all years since inception remain subject to adjustment. The Company is not currently under examination by the Internal Revenue Service or any other jurisdiction for these years.